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

---------------------------
          FORM 4                UNITED STATES SECURITIES AND EXCHANGE COMMISSION         ----------------------------
---------------------------             Washington, D.C. 20549                             OMB APPROVAL
[_]  Check this box                                                                      ----------------------------
     if no longer subject       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             OMB Number:        3235-0287
     to Section 16. Form 4                                                               Expires:   December 31, 2001
     or Form 5 obligations                                                               Estimated average burden
     may continue. See       Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
     Instruction 1(b).        Act of 1934, Section 17(a) of the Public Utility Holding   ----------------------------
                                    Company Act of 1935 or Section 30(f) of the
(Print or Type Responses)                 Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Millenium Entertainment Partners L.P.
--------------------------------------------------------------------------------
    (Last)                          (First)                         (Middle)


--------------------------------------------------------------------------------
                                    (Street)

     1995 Broadway
--------------------------------------------------------------------------------
    (City)                          (State)                          (Zip)

     New York                           NY                            10023
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     The Sports Club Company, Inc. (SCY)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     October 1997
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

     October 1997
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [_]  Director                             [X*]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
              *As a member of a group.
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More Than One Reporting Person
________________________________________________________________________________

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

------------------------------------------------------------------------------------------------------------------------------------
  Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.                                    2.              3.           4.                             5.            6.        7.
Title of Security                     Transaction     Transaction  Securities Acquired (A) or     Amount of     Owner-    Nature of
(Instr. 3)                            Date            Code         Disposed of (D)                Securities    ship      Indirect
                                                      (Instr. 8)   (Instr. 3, 4 and 5)            Beneficially  Form:     Beneficial
                                      (Month/                                                     Owned at End  Direct    Ownership
                                      Day/            _______________________________________     of Month      (D) or
                                      Year)                                                                     Indirect  (Instr. 4)
                                                                              (A)or               (Instr. 3     (I)
                                                       Code   V      Amount   (D)     Price        and 4)       (Instr.4)
____________________________________________________________________________________________________________________________________
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     Common Stock (1)                  10/29/97       P              285,100   A    $8.25                         I         (1)
____________________________________________________________________________________________________________________________________

     Common Stock (1)                  10/29/97       P               23,000   A    $8.50                         I         (1)
____________________________________________________________________________________________________________________________________

     Common Stock (1)                  12/10/97       P                8,500   A    $8.50          978,900        I         (1)
____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (3-99)


------------------------------------------------------------------------------------------------------------------------------------
FORM 4 (continued)            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.                  2.       3.       4.       5.            6.                7.                8.       9.        10.      11.
Title of            Conver-  Trans-   Trans-   Number of     Date              Title and Amount  Price    Number    Owner-   Nature
Derivative          sion     action   action   Derivative    Exercisable and   of Underlying     of       of        ship     of
Security            or       Date     Code     Securities    Expiration Date   Securities        Deriv-   Deriv-    Form     In-
(Instr. 3)          Exer-    (Month/  (Instr.  Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)  ative    ative     of       direct
                    cise     Day/     8)       or Disposed                                       Secur-   Secur-    Deriv-   Bene-
                    Price    Year              of(D)                                             ity      ities     ative    ficial
                    of                         (Instr. 3,                                        (Instr.  Bene-     Secur-   Owner-
                    Deriv-                     4 and 5)                                          5)       ficially  ity:     ship
                    ative                                    __________________________________           Owned     Direct   (Instr.
                    Secur-                                                                                at End    (D) or   4)
                    ity                                                                 Amount            of        In-
                                                               Date     Expira-         or                Month     direct
                                      _____________________    Exer-    tion     Title  Number            (Instr.   (I)
                                                               cisable  Date            of                4)        (Instr.
                                       Code  V    (A)  (D)                              Shares                      4)
____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________

                      MILLENNIUM ENTERTAINMENT PARTNERS L.P.          1/22/2001
                      By: Millennium Entertainment Associates L.P.    ---------
                          By: Millennium Entertainment Corp.            Date
                              By: /s/Brian J. Collins
                                  ----------------------------------------
                                  Name: Brian J. Collins, Vice President
                                         **Signature of Reporting Person

                     JOINT FILERS:  Address of Joint Filers: 1995 Broadway,
                                                             NY, NY 10023

                     MILLENNIUM PARTNERS LLC
                     By: Millennium Partners Management LLC
                         By: Millennium Manager I, Inc.

                     MILLENNIUM DEVELOPMENT PARTNERS L.P.
                     By: Millennium Development Associates L.P.
                         By: Millennium Development Corp.

                     /s/Brian J. Collins
                     ----------------------------------------*
                     BRIAN J. COLLINS
                     *In his individual capacity as an authorized officer of both of the Joint Filers listed above.

Explanation of Responses:

(1) These securities are owned solely by Millennium Development Partners, L.P. which may be deemed a group for the purposes of Section 13(d) of the Securities Exchange Act of 1933, as amended (the "Exchange Act"), with one or more of the following entities and person: Millennium Partners LLC, Millennium Entertainment Partners L.P. and Brian J. Collins. Millennium Development Partners L.P. disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therewith, and this report shall not be deemed an admission that Millennium Development Partners L.P. is the beneficial owner of such securities for the purposes of Section 16 of the Exchange Act or for any other purpose. This amendment is being filed to reflect the indirect beneficial interests of certain entities and persons and to report additional security acquisitions, in each case, that were inadvertently omitted from the prior filing of this Form 4 and to conform the designated Reporting Person to the other filings by these same entities.
**Intentional misstatements or omissions of facts constitue Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                               Page 2 of 4

           CONTINUATION SHEET RELATING TO FORM 4 AMENDMENT FILED BY MILLENNIUM ENTERTAINMENT PARTNERS L.P. DATED JANUARY 22, 2001
                              JOINT FILER INFORMATION

DESIGNATED FILER:              MILLENNIUM ENTERTAINMENT PARTNERS L.P.
ISSUER NAME AND TICKER OR
   TRADING SYMBOL:             The Sports Club Company, Inc. (SCY)
STATEMENT FOR MONTH/YEAR:      October 1997

JOINT FILERS:


1.   Millennium Partners Management LLC       5.  Millennium Development
     1995 Broadway                                Associates L.P.
     New York, NY 10023                           1995 Broadway
                                                  New York, NY 10023

2.   Millennium Manager I, Inc.               6.  Millennium Development Corp.
     1995 Broadway                                1995 Broadway
     New York, NY 10023                           New York, NY 10023

3.   Millennium Entertainment Associates L.P. 7.  Christopher M. Jeffries
     1995 Broadway                                1995 Broadway
     New York, NY 10023                           New York, NY 10023

4.   Millennium Entertainment Corp.
     1995 Broadway
     New York, NY 10023

     The Reporting Persons listed above are filing this Form 4 Amendment jointly with Millennium Partners LLC ("DevCo"), Millennium Entertainment Partners L.P. ("MEP LP"), Millennium Development Partners L.P. ("MDP LP") and Brian J. Collins ("BJC").

     The following entities and person may be deemed to have an indirect beneficial interest in the securities of the Issuer held of record directly by MDP LP in their capacities (i) in the case of DevCo, MEP LP and BJC, because they may be deemed a group with MDP LP, (ii) in the case of Millennium Partners Management LLC ("MPM LLC"), as the manager of DevCo, (iii) in the case of Millennium Manager I, Inc. ("MMI Inc."), as the manager of MPM LLC, (iv) in the case of Millennium Entertainment Associates L.P. ("MEA LP"), as the general partner of MEP LP, (v) in the case of Millennium Entertainment Corp. ("MEC"), as the general partner of MEA LP, (vi) in the case of Millennium Development Associates L.P. ("MDA LP"), as the general partner of MDP LP, (vii) in the case of Millennium Development Corp. ("MDC"), as the general partner of MDA LP, and
(viii) in the case of Christopher M. Jeffries, as the holder of (a) 70% of the outstanding shares of stock of MMI Inc., (b) 66.5% of the outstanding shares of stock of MEC and (c) 70% of the outstanding shares of stock of MDC.

     Each of the Reporting Persons disclaims a beneficial interest in the securities of the Issuer reported herein except to the extent of their respective pecuniary interest therein.

DESIGNATED FILER:              MILLENNIUM ENTERTAINMENT PARTNERS L.P.
ISSUER NAME AND TICKER OR
   TRADING SYMBOL:             The Sports Club Company, Inc. (SCY)
STATEMENT FOR MONTH/YEAR:      October 1997


                                    /s/Brian J. Collins
                                    -------------------------------------------*
                                    BRIAN J. COLLINS
                                    * In his individual capacity and in his
                                    capacity as an authorized officer of each of
                                    the following Reporting Persons and in his
                                    capacity as an attorney-in-fact with respect
                                    to Christopher M. Jeffries.

                                    MILLENNIUM PARTNERS LLC
                                    By: Millennium Partners Management LLC
                                        By:  Millennium Manager I, Inc.

                                    MILLENNIUM PARTNERS MANAGEMENT LLC
                                    By: Millennium Manager I, Inc.

                                    MILLENNIUM MANAGER I, INC.

                                    MILLENNIUM ENTERTAINMENT PARTNERS L.P.
                                    By: Millennium Entertainment Associates L.P.
                                        By:  Millennium Entertainment Corp.

                                    MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.
                                    By: Millennium Entertainment Corp.

                                    MILLENNIUM ENTERTAINMENT CORP.

                                    MILLENNIUM DEVELOPMENT PARTNERS L.P.
                                    By: Millennium Development Associates L.P.
                                        By: Millennium Development Corp.

                                    MILLENNIUM DEVELOPMENT ASSOCIATES L.P.
                                    By: Millennium Development Corp.

                                    MILLENNIUM DEVELOPMENT CORP.

                                    CHRISTOPHER M. JEFFRIES

                                                                 Page 4 of 4